                                                              Exhibit (a)(1)(BB)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

----------------------------------------------
OMNICARE, INC.,                              :
                                             :
         Plaintiff,                          :
                                             :
                                             :    C.A. No. 19800
         -vs-                                :
                                             :
NCS HEALTHCARE, INC., et al.,                :
                                             :
         Defendants.                         :
----------------------------------------------

                DEFENDANT JON H. OUTCALT'S BRIEF IN OPPOSITION TO
                PLAINTIFF OMNICARE'S MOTION FOR SUMMARY JUDGMENT
                    ON COUNT I OF THE FIRST AMENDED COMPLAINT

                                         Jon E. Abramczyk
                                         MORRIS, NICHOLS, ARSHT & TUNNELL
                                         1201 North Market Street
                                         P.O. Box 1347
                                         Wilmington Delaware 19899
                                         (302) 658-9200
                                         Attorneys for Defendant Jon H. Outcalt


OF COUNSEL:

Frances Floriano Goins
Thomas G. Kovach
SQUIRE, SANDERS & DEMPSEY L.L.P.
4900 Key Tower
127 Public Square
Cleveland, OH 44114
(216) 479-8500

DATED:   October 17, 2002

                                TABLE OF CONTENTS

                                                                                   Page
                                                                                   ----
PRELIMINARY STATEMENT                                                                1

STATEMENT OF FACTS                                                                   2

   A.    Background and History of Communications Between the Parties.               2

   B.    NCS Directors Appropriately Exercised Their Business Judgment in
         Approving the Genesis Offer.                                                4

         1.  Omnicare's July 26th Letter Was An Incomplete and Illusory Proposal.    4

         2.  The Voting Agreements Were A Condition of the Genesis Offer.            4

         3.  The Genesis Offer Was the Only Available Option for NCS.                5

         4.  The Voting Agreements Were Executed in Connection with the
             Genesis Merger Agreement.                                               6

ARGUMENT                                                                             7

   I.    Summary Judgment Standard Under Delaware Law.                               7

   II.   The Voting Agreements Do Not "Transfer" Shares as that Term is
         Used in the NCS Certificate.                                                8

         1.  The Voting Agreements Were Executed in Connection with a
             Proxy Solicitation.                                                     8

         2.  The Voting Agreements Do Not Constitute A "Transfer" of
             Shares of Class B Common Stock.                                        13

         3.  If Deemed Ambiguous, the Provisions Concerning Conversion
             and Transfer Preclude Summary Judgment in Omnicare's Favor.            15

CONCLUSION                                                                          17

                              TABLE OF AUTHORITIES

Cases

Brown v. Ocean Drilling & Exploration Co.,
   403 A.2d 1114 (Del. 1979)...................................................7

Centaur Partners IV v. National Intergroup, Inc.,
   1990 Del. Ch. LEXIS 96 (July 5, 1990)......................................12

DuPont v. Wilmington Trust Co.,
   35 A.2d 510 (Del. Ch. 1946)................................................10

Eagle Industries.  Inc. v. DeVilbiss Health Care, Inc.,
   702 A.2d 1228 (Del. 1997)..................................................15

Ellingwood v. Wolf's Head Oil Refining Co.,
   Del. Supr., 38 A.2d 743 (1944)..............................................9

Frazer v. Worldwide Energy Com.,
   C.A. No. 8822, 1990 WL 61192 (Del. Ch. May 3, 1990)........................16

Garrett v. Brown,
   C.A. Nos.  8423 & 8247, 1986 WL 6708 (Del. Ch. June 13, 1986)..............16

Gotham Partners L.P. v. Hallwood Realty Partners, L.P.,
   C.A. No. 15754, 2000 WL 1476663 (Del. Ch. Sept. 27, 2000)..................16

Gulf Corp. v. Mesa Petroleum Co.,
   582 F. Supp. 1110 (D. Del. 1984)...........................................13

Harrah's Entertainment Inc. v. JCC Holding Co.,
   C.A. No. 19479, 2002 WL 1164435 (Del. Ch. May 31, 2002).................9, 15

In re Dairy Mart Convenience Stores, Inc.,
   C.A. No. 14713, 1999 WL 350473 (Del. Ch. May 24, 1999).....................16

Long Island Lighting Co. v. Barbash,
   779 F.2d 793 (2d. Cir. 1985)...............................................13

Rhone-Poulenc v. American Motorists Ins.,
   616 A.2d 1192 (Del. 1996)..................................................15

Superwire.Com, Inc. v. Hampton,
   C.A. No. 19316, 2002 WL 453929 (Del. Ch. Mar. 18, 2002).....................9

Trans World Corp. v. Odyssey Partners,
   561 F. Supp. 1315 (S.D.N.Y. 1983)..........................................13

Waggoner v. Laster,
   581 A.2d 1127 (Del. 1990)...................................................9

Williams v. Geier,
   671 A.2d 1368 (Del. 1996)................................................7, 8

Statutes

DEL. CODE ANN. Tit. 8, 'SS' 251(c) (2000).....................................10

                              PRELIMINARY STATEMENT

     This litigation comes on the heels of a two-year search by Defendant NCS HealthCare, Inc. ("NCS" or the "Company") for potential restructuring alternatives. During the search process, Plaintiff Omnicare, Inc. ("Omnicare"), a competitor of NCS, expressed interest in purchasing the Company at a fire-sale price, but never offered a proposal that would have returned value to NCS's equity holders. Ultimately, Genesis Health Ventures, Inc. ("Genesis"), also a competitor of Omnicare, offered a proposal to NCS that met the Company's needs. After the NCS Board of Directors (the "Board") signed on to a merger agreement with Genesis, on July 28, 2002, Omnicare began a tender offer for shares of NCS by filing a Schedule TO with the United States Securities and Exchange Commission. It also commenced this litigation against NCS, Genesis, and NCS's Board members, including Defendant Jon H. Outcalt ("Outcalt"), Chairman of the Board of Directors of NCS.

     Omnicare's Motion for Summary Judgment concerns a narrow issue of interpretation of NCS's Amended and Restated Certificate of Incorporation (the "Certificate") vis a vis certain Voting Agreements entered into with Genesis by Outcalt and Defendant Kevin Shaw ("Shaw"), President and a director of NCS. This issue is, in Omnicare's words: "Do the Voting Agreements in fact transfer to Genesis 68% of the voting power held by NCS's common stockholders or, as Omnicare contends, have the Voting Agreements converted Outcalt's and Shaw's shares of Class B common stock (having ten votes per share) into shares of Class A common stock (having one vote per share)?" (Omnicare's Motion for Summary Judgment at 8.) As is demonstrated below, the answer to the former question is "Yes," the latter, "No." At minimum, however, there are genuine issues of material fact in this matter, and Omnicare is not entitled to judgment as a matter of law. Accordingly, Omnicare's Motion for Summary Judgment must be denied.

                               STATEMENT OF FACTS

     A.   Background and History of Communications Between the Parties.

     NCS is a Delaware corporation that has faced severe financial difficulties and declining stock prices since 1999 due to changes in the healthcare industry and the Company's significant debt. (Schedule 14D-9 at 4). NCS defaulted under its senior credit facility as well as the 53/4 % convertible subordinated debentures that were to become due in 2004 (the "Notes"). (Id. at 4-5). In 1999, NCS began searching for a strategic alternative to ensure the long-term viability of the Company and protect the interests of its shareholders and creditors. (Id. at 4). Since that time, NCS has retained two different financial advisors to assist NCS in identifying possible strategic alternatives, such as finding potential acquirers or investors. (Id. at 4-5). During the search process, various investor groups proposed restructuring NCS in a "pre-packaged" bankruptcy. NCS, however, preferred to hold out for a non-bankruptcy restructuring scenario that would provide the greatest degree of financial recovery to its shareholders and creditors. (Id. at 4-7).

     In July 2001, Omnicare, a Delaware corporation, and NCS's major competitor, expressed an interest in a transaction between NCS and Omnicare. (Id. at 5). Omnicare proposed an acquisition of substantially all of NCS's assets under
Section 363 of the United States Bankruptcy Code at a purchase price of $225 million, conditioned upon satisfactory completion of due diligence and other matters. (Id.). This indication of interest contemplated a purchase price substantially less than the face value of the outstanding NCS debt and would have provided little, if any, recovery to the holders of NCS's 5 3/4 % convertible subordinated debentures (the "Noteholders"), and no recovery at all for NCS equity holders. Ultimately, the discussions between NCS and Omnicare stalled when Omnicare refused to agree to standard terms of the confidentiality agreement all other suitors for NCS had signed. (Id. at 5-6).

     Despite this setback, NCS attempted to continue discussions with Omnicare. (Id. at 6). On August 29, 2001, NCS received a revised indication of interest from Omnicare that similarly contemplated Omnicare's, purchase of NCS's assets under Section 363 of the United States Bankruptcy Code at a purchase price of $270 million, again conditioned on due diligence and other conditions. (Id.). Although NCS was concerned because Omnicare still was unwilling to agree to standard confidentiality provisions, NCS did not want to forego the opportunity to consider Omnicare's proposal. (Id.). To that end, NCS and Omnicare resumed their discussions and eventually executed a confidentiality agreement in September 2001. (Id.). Thereafter, NCS provided Omnicare with substantially all of the due diligence documents and information that Omnicare requested. (Id.).

     In October 2001, NCS advised Omnicare that NCS was not interested in a bankruptcyrelated proposal. (Id.). After careful review, NCS and its financial advisors determined that a bankruptcy sale under Section 363 (a) would not maximize value to NCS's stakeholders, (b) would adversely affect NCS's enterprise value, (c) would not provide a reasonable financial recovery to NCS's Noteholders and other creditors, and (d) would not provide any financial recovery to NCS's shareholders. (Id.). NCS urged Omnicare to reconsider its proposed transaction structure and consider a non-bankruptcy acquisition of NCS that would provide value to all of NCS's stakeholders. (Id.). From October 2001 through January 2002, NCS continued its efforts to engage Omnicare in discussions regarding a transaction outside of the bankruptcy process, but Omnicare refused. (Id.). NCS continued to search for other options. (Id. at 6-7).

     In February 2002, Genesis began a due diligence review of NCS. (Id. at 7). Following its review, Genesis proposed a merger transaction that provided financial recovery to NCS's shareholders and creditors and did not require a bankruptcy filing. (Id.).

     B. NCS Directors Appropriately Exercised Their Business Judgment in Approving the Genesis Offer.

          1.   Omnicare's July 26th Letter Was An Incomplete and Illusory
               Proposal.

     From the time NCS began its discussions with Genesis in February, 2002 until July 26, 2002, Omnicare made no attempts to communicate directly with NCS. (Schedule 14D-9 at 7). On July 26, 2002, in the midst of the final negotiations with Genesis, Omnicare broke its long silence and sent a letter to NCS indicating its interest in negotiating a potential transaction that would provide some value to NCS shareholders ($3.00 per share in cash). Omnicare's July 26 proposal, however, was contingent on numerous conditions, including the completion of due diligence (even though Omnicare had already engaged in substantial and extensive due diligence of NCS) and the negotiation of a mutually acceptable merger agreement. (Id.).

          2.   The Voting Agreements Were A Condition of the Genesis Offer.

     When Genesis learned about Omnicare's July 26 letter to NCS, Genesis raised the amount of its offer to NCS but warned that it was a "take it or leave it" proposal -- it had to be accepted by midnight on Sunday, July 28, or Genesis would terminate further negotiations with NCS. (Id.). In addition, Genesis insisted that Outcalt and Shaw execute Voting Agreements with Genesis. (Id.). Outcalt and Shaw agreed to execute Voting Agreements -- but only if they, and the other members of the NCS Board, in their fiduciary capacities as directors, first determined that the Genesis transaction was the best option for the Company and its shareholders.

          3.   The Genesis Offer Was the Only Available Option for NCS.

     Because the Genesis proposal was expiring at midnight on July 28, 2002, the Board met that day to consider its options and to vote on whether to accept the Genesis merger proposal. (Id.). At the time the NCS Board met, the Genesis transaction was the only available transaction that provided any value to the NCS shareholders. During its two-year search process, NCS had engaged two different financial advisors to assist the Company in its search for the right transaction. (Id. at 4-8). During that time, NCS did not receive a single proposal that would have provided any value to the NCS shareholders. Every proposal NCS received offered to pay only a portion of NCS's debt. The Board approved the Genesis transaction because it was the best and only offer the NCS shareholders and creditors had received after a long and exhaustive search. (Id. at 7-9).

     The choice the NCS Board faced when it met on July 28 was whether to accept the Genesis offer -- the only offer NCS had received that could have been accepted -- or to begin negotiations with Omnicare in hopes that they could reach an agreement at the risk of losing the Genesis deal altogether and being left with nothing for the NCS shareholders and creditors. The NCS Board made a reasonable business judgment that it was in the best interest of the shareholders, creditors, and NCS to accept the Genesis offer.

          4. The Voting Agreements Were Executed in Connection with the Genesis Merger Agreement.

     After all the material aspects of the Merger Agreement had been negotiated and agreed upon by NCS and Genesis, and the Board had approved the Genesis transaction, Outcalt and Shaw each executed Voting Agreements with Genesis and NCS. Because NCS was a party to the Voting Agreements, the NCS Board also had to approve the Voting Agreements to ensure that they were permissible under the Company's Certificate of Incorporation and applicable law, and consistent with the fiduciary duties the Board owes to the shareholders. (Merger Agreement
Section 3.2). In connection with the execution of the Merger Agreement with Genesis on July 28, 2002, Genesis and NCS entered into separate Voting Agreements with each of Outcalt and Shaw.

     Pursuant to the Voting Agreements, Outcalt and Shaw each agreed to vote, or cause to be voted, all of the shares owned beneficially or of record by him (i) in favor of the approval and authorization of the Genesis merger agreement, (ii) against approval of any other proposal made in opposition to or in competition with the Genesis merger and (iii) against certain other types of transactions. (Voting Agreements
'SS' 2). In the Voting Agreements, Outcalt and Shaw each granted an irrevocable proxy to certain executive officers of Genesis to vote the shares beneficially owned by them in favor of the Genesis merger and against certain competing transactions. (Id.). Outcalt and Shaw also agreed not to transfer any of the shares held by them prior to the effective time of the Genesis merger. (Id.). Contrary to Omnicare's unsupported allegations, Outcalt got nothing in exchange for his Voting Agreement other than Genesis' agreement to the merger.

                                    ARGUMENT

     Omnicare argues that the Voting Agreements constituted "transfers" of Outcalt and Shaw's Class B shares resulting in an automatic "conversion" to Class A shares under Section 7 of the NCS Certificate. As demonstrated below, this is incorrect. First of all, Omnicare's argument presupposes that a "transfer of shares" as that term is used in the Certificate occurred by virtue of the Voting Agreements having been signed. It did not. The Voting Agreements were executed in connection with Genesis' proxy solicitation of NCS shares, and as such, are expressly exempted from the definition of "transfer" set forth in the Certificate. Accordingly, the conversion provision simply does not come into play. Moreover, to the extent that any ambiguity exists vis a vis the NCS Certificate and the Voting Agreements, an issue of material fact exists, and summary judgment is inappropriate. For the foregoing reasons, Omnicare's Motion for Summary Judgment should be denied.

     I.   SUMMARY JUDGMENT STANDARD UNDER DELAWARE LAW.

     Under Delaware law, summary judgment may be granted only if there is no genuine issue of material fact, and the moving party is entitled to judgment as a matter of law. See Del. Ct. Ch. R. 56(c); Williams v. Geier, 671 A.2d 1368, 1375 (Del. 1996). As the moving party, Omnicare must prove the absence of any genuine issue of fact, and any doubt should be resolved against the motion. Brown v. Ocean Drilling & Exploration Co., 403 A.2d 1114, 1115 (Del. 1979). In its analysis, the Court must view the evidence and all reasonable inferences that may be drawn from the evidence in the light most favorable to Outcalt and the other Defendants as the nonmoving parties. See, e.g., Williams, 671 A.2d at 1375-76. As demonstrated below, Omnicare is not entitled to judgment as a matter of law. Moreover, there are genuine issues of material fact. Omnicare's Motion for Summary Judgment must, therefore, be denied.

     II. THE VOTING AGREEMENTS DO NOT "TRANSFER" SHARES AS THAT TERM IS USED IN THE NCS CERTIFICATE.

          1. The Voting Agreements Were Executed in Connection with a Proxy Solicitation.

     The Voting Agreements executed by Outcalt and Shaw did not constitute "transfers" of their Class B shares resulting in the conversion of those shares into Class A shares.(7) Omnicare cites Section 7(a) of the NCS Certificate, which states that "no person holding any shares of Class B Common Stock may transfer ... such shares of Class B Common Stock or any interest therein, whether by sale, assignment, gift, bequest, appointment or otherwise, except to a `Permitted Transferee' of such person." (Certificate 'SS' 7(a)). Omnicare then cites to Section 7(d) for the proposition that any purported transfer of Class B shares other than to a Permitted Transferee shall automatically result in the conversion of such Class B shares into shares of Class A Common Stock. (Certificate 'SS' 7(d)). Reading these sections only, Omnicare contends that, because Genesis is not a "Permitted Transferee," the Voting Agreements were illegal transfers that automatically converted Outcalt and Shaw's Class B shares into Class A shares.

     The "Permitted Transferee" issue, however, is a non-starter, since Section 7(c)(5) of the Certificate expressly exempts the Voting Agreements from the definition of "transfer." Specifically, Section 7(c)(5) of the Certificate states:

          The giving of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the Securities Exchange Act of 1934 (or any successor provision thereof) and the rules and regulations promulgated thereunder shall not be deemed to constitute the transfer of an interest in the shares of Class B Common Stock which are the subject of such proxy.

----------
(7) Omnicare suggests that Outcalt and Shaw received substantial financial consideration for executing the Voting Agreements. This is incorrect. In fact, neither Outcalt nor Shaw received additional compensation for executing the Voting Agreements. Both were scheduled to receive certain retention payments and success fees upon the sale of NCS regardless of whether NCS signed a deal with Genesis, Omnicare, or anyone else.

(Certificate 'SS' 7(c)(5) (emphasis added)). The plain language of Section 7(c)(5) is clear, and its meaning unambiguous. Delaware law provides that Certificates of Incorporation are interpreted according to the general rules of contract interpretation. See, e.g., Waggoner v. Laster, 581 A.2d 1127, 1134 (Del. 1990) ("A certificate of incorporation is viewed as a contract among shareholders, and general rules of contract interpretation apply to its terms"); Harrah's Entertainment. Inc. v. JCC Holding Co., C.A. No. 19479, 2002 WL 1164435, at *13 (Del. Ch. May 31, 2002) ("In general terms, corporate instruments such as charters or bylaws are interpreted in the same manner as other contracts."). Furthermore, Omnicare's apparent desire to ignore the
Section 7(c)(5) exemption in the Certificate is contrary to Delaware law, which mandates that when interpreting a particular provision of a certificate, "the instrument should be considered in its entirety, and all of the language reviewed together in order to determine the meaning intended to be given to any portion of it." See Superwire.Com, Inc. v. Hampton, C.A. No. 19316, 2002 WL 453929, at *5 (Del. Ch. Mar. 18, 2002) (quoting Ellingwood v. Wolf's Head Oil Refining Co., Del. Supr., 38 A.2d 743, 747 (1944)). By ignoring an express provision of the Certificate, Omnicare violates the principle that contracts should be construed to give effect to the intent of the parties. See DuPont v. Wilmington Trust Co., 35 A.2d 510, 517 (Del. Ch. 1946).

     Since the Voting Agreements executed by Jon Outcalt and Kevin Shaw were made in connection with a solicitation of proxies subject to the provisions of
Section 14 of the Securities Exchange Act of 1934 (the "1934 Act"), Omnicare's contention that the Voting Agreements resulted in the automatic conversion of Outcalt and Shaw's Class B shares into Class A shares is without foundation.

     Pursuant to Section 251(c) of the Delaware General Corporation Law, merger agreements must be submitted to the stockholders of each party to the merger at an annual or special meeting for the purpose of voting on the agreement. DEL. CODE ANN. Tit. 8, 'SS'
251(c) (2000). At each meeting, the affirmative vote of a majority of the outstanding stock of the corporation entitled to vote thereon is required to approve the merger agreement, unless a corporation's certificate of incorporation states otherwise. Id. Accordingly, NCS (in addition to the Genesis entities) must submit the Genesis Merger Agreement for approval at an NCS stockholders meeting - as all parties knew would be the case even before entering serious negotiations.

     NCS has two classes of common stock entitled to vote on the Merger
Agreement: Class A and Class B. Section 2(f) of Article IV of the Certificate declares:

          Except as otherwise provided in this Article IV, all shares of Class A Common Stock and all shares of Class B Common Stock shall be identical, shall entitle the holders thereof to the same powers, preferences, rights and privileges, and shall be subject to the same qualifications, limitations and restrictions.

(Certificate 'SS' 2(f) (emphasis added)). Each outstanding share of Class A Common Stock entitles the record holder to exercise one (1) vote, whereas each outstanding share of Class B Common Stock entitles the holder to exercise ten
(10) votes. (Certificate 'SS''SS' 2(a), (b)). Section 2(c) of Article IV of NCS's Certificate states that "holders of Class A Common Stock and Class B Common Stock shall vote together as a single class in the election of directors of the Corporation and with respect to all other matters submitted to the stockholders of the Corporation for a vote." (Certificate 'SS' 2(c) (emphasis added)).

     Outcalt and Shaw collectively own an aggregate of approximately 65% of the outstanding voting power of NCS. Specifically, Outcalt owns 202,063 shares of Class A stock and 3,476,086 shares of Class B stock. (Voting Agreement Ex. A). Shaw owns 28,905 shares of Class A stock and 1,141,134 shares of Class B stock. (Voting Agreement Ex. A). As a condition to its execution of the Merger Agreement, Genesis required Outcalt and Shaw to sign the Voting Agreements. (Voting Agreements at 1). ("Whereas, in order to induce [Genesis] to enter into the

Merger Agreement, the Stockholder is prepared ... to agree to and be bound by the obligations and restrictions contained herein.")

     The NCS Certificate expressly provides that the giving of a proxy in connection with a solicitation of proxies subject to Section 14 of the 1934 Act does not constitute a transfer of Class B stock. (Certificate 'SS' 7(c)(5)). This exception for Class B shares is triggered when a proxy for those Class B shares is given "in connection with" a public solicitation of proxies subject to
Section 14 of the 1934 Act, such as a proxy solicitation for the Class A shares of NCS which are registered under Section 12(g) of the 1934 Act.

     That is exactly what has happened here. Pursuant to Section 2(c) of the Voting Agreements, Outcalt granted an irrevocable proxy agreeing to vote his Class A and Class B shares in favor of the Genesis Merger Agreement. As stated above, both the Class A shareholders and the Class B shareholders are entitled, under Delaware law and NCS's Certificate, to vote on the Genesis Merger Agreement. Outcalt executed the Voting Agreement in order to facilitate the Genesis Merger and Genesis' solicitation of Class A shares in support of the Genesis merger. Indeed, the Voting Agreement states, "[w]hereas, in order to induce [Genesis] to enter into the Merger Agreement, the Stockholder is prepared, subject to the terms and conditions of this Agreement, to agree to and be bound by the obligations and restrictions contained herein." (Voting Agreement at 1). Accordingly, through the Voting Agreement, Outcalt granted his proxy to Genesis "in connection with" Genesis' efforts to solicit votes in favor of the Genesis merger pursuant to Section 14 of the 1934 Act. Because Section 7(c)(5) of the Certificate expressly provides that the giving of such proxies shall not be deemed to be "transfers" of interests in Class B shares, Omnicare's claim that the Voting Agreements have resulted in the automatic conversion of Outcalt and Shaw's Class B shares into Class A shares is wrong. No conversion has occurred.

     The definition of "solicitation" under Rule 14a-1(1)(1) also supports the argument that the Voting Agreements were executed in connection with a proxy solicitation. Rule 14a-1(1)(1), promulgated under the 1934 Act, defines "solicitation" to include:

          (i) any request for a proxy whether or not accompanied by or included in a form of proxy;

         (ii)  any request to execute or not to execute, or to revoke, a proxy;
               or

        (iii) the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.

Rule 14a-1(1)(1) (emphasis added). See also Centaur Partners IV v. National Intergroup, Inc., 1990 Del. Ch. LEXIS 96, *3, *13 (July 5, 1990) (in examining issue of soliciting consents, Delaware Chancery Court first looked to definition of "solicitation" in Black's Law Dictionary, which defines "solicitation" as "asking; enticing; [or] urgent request"); Gulf Corp. v. Mesa Petroleum Co., 582
F. Supp. 1110, 1116 (D. Del. 1984) (citing Trans World Corp. v. Odyssey Partners, 561 F. Supp. 1315, 1319 (S.D.N.Y. 1983) (relying on Rule 14a-1's definition of "solicitation"); Long Island Lighting Co. v. Barbash, 779 F.2d 793, 796 (2d. Cir. 1985) (in determining whether a "solicitation" has occurred, issue to be decided in each case is "whether the challenged communication, seen in the totality of the circumstances is `reasonably calculated' to influence the shareholders' votes .... [d]etermination of the purpose of the communication depends upon the nature of the communication and the circumstances under which it was distributed"). Clearly a direct request by a company such as Genesis to individual shareholders such as Outcalt and Shaw to provide proxies to vote their Class A and Class B shares are proxy solicitations under Rule 14a-1. Indeed, such a direct request is the essence of a solicitation, for there can be no better way to solicit a proxy than to ask for it directly from a shareholder.

          2. The Voting Agreements Do Not Constitute A "Transfer" of Shares of Class B Common Stock.

     In addition to falling within Section 7(c)(5)'s clear exemption for proxies given in connection with a solicitation under Section 14 of the 1934 Act, discussed above, the Voting Agreements do not constitute the type of "transfer" contemplated by Sections 7(a) or 7(d) of the Certificate. Under Section 7(a), no Class B shareholder may "transfer" "such shares of Class B Common Stock or any interest therein ... except to a `Permitted Transferee' of such person." (Certificate 'SS' 7(a)). "Any purported transfer of shares of Class B Common Stock other than to a Permitted Transferee shall automatically ... result in the conversion of such shares into shares of Class A Common Stock. (Certificate
'SS' 7(d)) (emphasis added). Thus, Class B stock is converted only when Class
B shares are actually transferred. The giving of an irrevocable proxy is not the type of "transfer" contemplated by Section 7(d).(8) Indeed, interpreting the giving of a proxy to constitute a "transfer," as Omnicare does, would take away the fundamental right to vote, which is almost always exercised by proxy.

     The propose of Section 7(a) of the NCS Certificate was to protect Class A Shareholders by precluding Class B Shareholders from transferring control of NCS to certain parties without Board approval. The Voting Agreements do not undermine that intent because they do not transfer any shares to Genesis - they merely provide Genesis with a proxy to vote Outcalt and Shaw's shares in favor of the Genesis Merger Agreement and against any competing proposals, Indeed, in the Voting Agreements, Outcalt and Shaw expressly agreed not to "transfer" any of

----------
(8) It should be noted that Genesis did not seek a representation that the Voting Agreements provided that 65% of the voting power of NCS's stockholders would be voted to approve the Genesis Merger Agreement. Nowhere in the Voting Agreements do Outcalt, Shaw or NCS make that representation. In the Genesis Merger Agreement, NCS represented that Outcalt and Shaw held a majority of the voting power of NCS stock as of that date, however, the Voting Agreements were not executed until after execution of the Genesis Merger Agreement. (Genesis Merger Agreement 'SS' 4.4, Exhibit D hereto).


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

their shares prior to the effective date of the Genesis Merger. (Voting Agreements 'SS' 2(a)). If the parties to the Voting Agreements had intended for those agreements to "transfer" shares to Genesis, they would not have included this provision. Outcalt and Shaw simply gave their proxies to Genesis to vote in favor of the Genesis Merger Agreement. No "transfer of shares" occurred, providing yet another basis for denying Omnicare's motion for summary judgment.

          3. If Deemed Ambiguous, the Provisions Concerning Conversion and Transfer Preclude Summary Judgment in Omnicare's Favor.

     Should the Court determine that there is more than one plausible construction of the NCS Certificate and Voting Agreements and/or that the relevant language of those instruments is ambiguous, an issue of material fact would exist and summary judgment would be improper. See Eagle Industries, Inc.
v. DeVilbiss Health Care, Inc., 702 A.2d 1228, 1231 (Del. 1997) (stating court is not bound by parties' claim that contractual provision was unambiguous and reversing Court of Chancery's granting of summary judgment because contractual provisions at issue were ambiguous). Once the Court determines that any of the provisions are ambiguous, it must consider relevant extrinsic evidence to determine the intent of the parties. See Eagle, 702 A.2d at 1233; Rhone-Poulenc
v. American Motorists Ins., 616 A.2d 1192, 1196 (Del. 1996).

     It is well established that a contractual provision is ambiguous if is "fairly susceptible of different interpretations or may have two or more meanings." Eagle, 702 A.2d at 1232. Here, Omnicare apparently argues that the meanings of the word "transfer" or the phrase "giving of a proxy in connection with solicitations subject to the provisions of Section 14 of the Securities Exchange Act of 1934," are subject to more than one reasonable interpretation (a position Outcalt opposes). Given the extra emphasis courts place on provisions that affect voting rights, this Court should allow discovery to proceed on the intent of these provisions if it deems them ambiguous. See Harrah's Entertainment, 2002 WL 1164435, at *16 (finding corporate charter


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

provision limiting Harrah's right to elect directors was ambiguous, and resolving issue in favor of permitting Harrah's to exercise electoral rights as any other JCC shareholder).

     The Court may also refuse to grant summary judgment where it is unclear which of two or more contractual provisions apply. See, e.g., Gotham Partners L.P. v. Hallwood Realty Partners L.P., C.A. No. 15754, 2000 WL 1476663 (Del. Ch. Sept. 27, 2000). Thus, further discovery may also be necessary to determine whether the broad limits placed on transfers in Section 7(a) of the Certificate (which prohibits the transfer of Class B Shares as well as "any interest therein") conflicts with section 7(d) (which limits conversion of Class B Shares only to the transfer of Class B Shares). In Garrett v. Brown, C.A. Nos. 8423 & 8247, 1986 WL 6708 (Del. Ch. June 13, 1986) for example, the Court concluded that similar language was ambiguous, where a broad prohibition on transfers conflicted with a remedy limited to the purchase of shares. 1986 WL 6708, at *7.

     Further, if the Court does not find the intent of Section 7 clear from the plain language of that provision, the Court will be unable to determine the intent of the parties as to the Voting Agreements or the NCS Certificate without extrinsic evidence. Here, depositions have not even begun and there is likely to be testimony from people who drafted and consented to the relevant provisions in the Voting Agreements and the NCS Certificate. The Court should not foreclose the introduction of possibly probative evidence by granting Omnicare's premature motion for summary judgment. See In re Dairy Mart Convenience Stores, Inc., CA. No. 14713, 1999 WL 350473, at *11 (Del. Ch. May 24, 1999) (summary judgment may be denied where "a more thorough development of the record would clarify the law or its application"); Frazer v. Worldwide Energy Corp., CA. No. 8822, 1990 WL 61192, at *5 (Del. Ch. May 3, 1990) (summary judgment "is a treacherous shortcut," and "in cases posing a complex mosaic of factual issues and questions of law," waiting until trial may be appropriate).


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

                                   CONCLUSION

     For the foregoing reasons, and on the basis of the additional arguments stated in the other Defendants' responsive briefs, Defendant Outcalt respectfully requests that Omnicare Inc.'s Motion for Summary Judgment be denied.

                                       MORRIS, NICHOLS, ARSHT & TUNNELL


                                       /s/ Jon E. Abramczyk
                                       -----------------------------------------
                                       Jon E. Abramczyk
                                       1201 North Market Street
                                       P.O. Box 1347
                                       Wilmington Delaware 19899
                                       (302) 658-9200
                                       Attorneys for Defendant Jon H. Outcalt

OF COUNSEL:

Frances Floriano Goins
Thomas G. Kovach
SQUIRE, SANDERS & DEMPSEY L.L.P.
4900 Key Tower
127 Public Square
Cleveland, OH 44114
(216) 479-8500

DATED: October 17, 2002


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